Mail Stop 6010


								December 6, 2005


Lawrence I. Washor, Esq.
Wahor & Associates
11150 W. Olympic Boulevard
Suite 980
Los Angeles, CA 90064

Lionel Simons, President and Principal Financial Officer
Kleenair Systems, Inc.
27121 Aliso Creek Road
Aliso Viejo, CA  92656

Re:	Kleenair Systems, Inc.
	Item 4.01 Form 8-K

Dear Mr. Washor and Mr. Simons:

      This letter is to confirm my telephone conversation of today with Mr. Washor. We have received a letter dated November 15, 2005 from Kabani & Company, Inc. ("Kabani"), regarding their
resignation,
effective November 14, 2005, as Kleenair Systems, Inc.`s
("Kleenair")
independent accountants.  Kleenair is required to file an Item 4
Form
8-K within 4 business days of the termination of their
relationship
with its public accounting firm.  Kleenair`s Item 4 Form 8-K was due
November 18, 2005.  Also, it appears that an Item 4 Form 8-K was not
filed for the termination of Robert Early & Company; albeit they were
subsequently re-instated. Please make appropriate filings.  A letter
from the predecessor accountant indicating whether they agree or disagree with the Item 4 disclosures should be filed with the Item 4
Form 8-K as exhibit 16.

      Please file the Form 8-K no later than Friday, December 9,
2005. Otherwise, the staff will consider what other action is necessary under the circumstances.


	If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

							Sincerely,



							Dennis C. Hult
					Staff Accountant






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Lawrence I. Washor
Lionel Simons
December 6, 2005
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